JSI TRANSACTION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	236,318
Accounts receivable		107,861
Prepaid expenses and deposits		14,149
Total assets	$	358,328
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable		1,535
Due to parent		20,890
Total liabilities		22,425
Member's equity		335,903
Total liabilities and member's equity	$	358,328

See accompanying notes.